Exhibit (a)(5)(i)

Socket Mobile Reports Preliminary Results of Modified Dutch Auction Tender Offer

Socket Mobile Expects to Acquire 1.25 Million Shares at $3.90 Per Share

NEWARK, Calif. - March 12, 2018 - Socket Mobile, Inc. (NASDAQ: SCKT), a leading innovator of data capture and delivery solutions for enhanced productivity, today announced the preliminary results of its "modified Dutch auction" self-tender offer for the purchase of up to 1,250,000 shares of its common stock, which expired at 5:00 p.m., New York City time, on Friday, March 9, 2018.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of approximately 1.4 million shares of Socket Mobile's common stock were validly tendered and not validly withdrawn at or below a purchase price of $3.90 per share, including approximately 0.2 million shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, Socket Mobile expects to accept for purchase 1.25 million shares of its common stock at a purchase price of $3.90 per share, for an aggregate cost of approximately $4.9 million, excluding fees and expenses relating to the tender offer. Due to the oversubscription of the tender offer, Socket Mobile expects to accept for purchase approximately 87.4 percent of the shares properly tendered and not properly withdrawn at or below the purchase price of $3.90 per share by each tendering stockholder (other than "odd lot" holders whose shares will be purchased on a priority basis).

The shares expected to be purchased in the tender offer represent approximately 17.6 percent of Socket Mobile's currently issued and outstanding shares of common stock. Based on these preliminary numbers, Socket Mobile anticipates that following settlement of the tender offer, it will have approximately 5.9 million shares outstanding. The determination of the final number of shares to be purchased, the final price per share and the proration factor is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn.

The number of shares to be purchased and the price per share are preliminary. The actual number of shares validly tendered and not withdrawn, the actual number of shares to be purchased and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and the return of all other shares tendered and not purchased, will occur promptly thereafter. Payment for shares will be made in cash, less any applicable withholding taxes and without interest.

About Socket Mobile, Inc.

Founded in 1992, Socket Mobile is a leading innovator of data capture and delivery solutions for enhanced productivity in retail point of sale, field service, transportation, manufacturing and other mobile markets. Socket Mobile’s revenue is primarily driven by the deployment of third party barcode enabled mobile applications that integrate Socket Mobile’s cordless barcode scanners. Socket Mobile has a robust network of thousands of developers registered to use its software developer’s kit to add sophisticated barcode scanning to mobile applications. Socket Mobile is headquartered in Newark, Calif. and can be reached at +1-510-933-3000 or www.socketmobile.com. Follow Socket Mobile on Facebook and Twitter @socketmobile and subscribe to SocketTalk, the company’s official blog.

Forward Looking Statements

This release contains forward-looking statements, including those regarding Socket Mobile’s expectation of the number of shares to be purchased and the price at which such shares will be purchased. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased and the price at which shares are ultimately purchased to differ materially and adversely from the number and amount expressed in the forward-looking statements in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to Socket Mobile’s expectations as of the date hereof. Socket Mobile disclaims any intent or obligations to update these forward-looking statements.

Socket, DuraScan, and SocketScan are registered trademarks of Socket Mobile, Inc. All other trademarks and trade names contained herein may be those of their respective owners.

Socket Mobile Contact

David Dunlap

Chief Financial Officer

510/933-3035

dave@socketmobile.com